

May 5, 2011

Via E-mail
Mr. Michael N. Kennedy
Executive Vice President
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

> **Re:** **Forest Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 1-13515**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and results of Operations, page 38

Critical Accounting Policies, Estimates, Judgments, and Assumptions, page 52

Full Cost Method of Accounting, page 52

1. Your disclosure explains that you update your quarterly depletion calculations with quarter-end reserves estimates, and that your December 31, 2010 reserve estimates were used for your fourth quarter 2010 depletion calculation.

   As revisions in reserves which impact the depletion rate are normally viewed as changes in estimates and accounted for on a prospective basis, please tell us why you believe your approach is appropriate, and how it is consistent with your accounting policy discussion in management's discussion and analysis which states that "Changes in estimates of reserves or future development costs are accounted for prospectively in the depletion calculations."

As part of your response, please tell us the impact for all periods presented of using quarter end reserve volumes in the previous quarter's depletion calculation, rather than on a prospective basis.

Engineering Comments

Reserves, page 5

2. Please expand your discussion on undeveloped reserves to include not only the reserves you converted to developed reserves but also if you have any reserves that have remained undeveloped for more than five years from when they were first classified as proved reserves and, if so, disclose the quantity and the reason they have remained undeveloped. Please see paragraphs (a-d) of Item 1204 of Regulation S-K

3. We note that you converted 91 BCFe from undeveloped to developed reserves in 2009. However, this is approximately 11% of your proved undeveloped reserves and at that rate it would take you approximately ten years to develop your undeveloped reserves. As you state that you plan to develop your reserves in five years from the time they were first classified as proved reserves please reconcile this for us.

4. We note that you first reported proved developed and undeveloped reserves in Italy in 2007. You reported at that time that you expected to begin production in the first half of 2009 with the completion of a gas pipeline from the two wells that you had drilled. As of December 31, 2010 there has been no production reported from Italy. Please tell us the estimated cost to build and complete the pipeline project and how much you have spent to date. Please tell us the status of the pipeline that you were to build and your expected date of first production and the reason for the material delay in starting production.

5. Regarding the proved gas reserves that you report in Italy we note that you used a price of $17.48 per mcf to calculate the cash inflows in the Standardized Measure. Please tell us the basis for that gas price.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director